SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. ) *

Tribute Pharmaceuticals Canada Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

89609J106

(CUSIP Number)

February 5, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          ☐ Rule 13d-1(b)

          ☒ Rule 13d-1(c)

          ☐ Rule 13d-1(d)

(Page 1 of 13 Pages)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	89609J106	13G	Page 2 of 13

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Mgmt, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00%
12.	TYPE OF REPORTING PERSON* PN

__________________
(1) Pursuant to an Arrangement detailed on Form 8-K of the Issuer filed on February 11, 2016, each common share of the Issuer was converted into 0.1455 common shares of Aralez Pharmaceuticals, Inc.  Immediately prior to the consummation of the Arrangement, the reporting person beneficially owned 36,625,330 common shares of the Issuer, comprised of 5,498,282 common shares and 31,127,048 common shares underlying convertible notes held by Deerfield Partners, L.P. and Deerfield International Master Fund, L.P., of which Deerfield Mgmt, L.P. is the general partner.  The provisions of the convertible notes beneficially owned by the reporting person restrict the conversion of such securities to the extent that, upon such conversion, the number of shares then beneficially owned by the holder and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the Issuer then outstanding (the “Ownership Cap”).  The common shares beneficially owned by the reporting person represented 9.985% of the common shares of the Issuer outstanding immediately prior to the consummation of the Arrangement.

CUSIP No.	89609J106	13G	Page 3 of 13

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Management Company, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0 (2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0 (2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00%
12.	TYPE OF REPORTING PERSON* PN

__________________
(2) Pursuant to an Arrangement detailed on Form 8-K of the Issuer filed on February 11, 2016, each common share of the Issuer was converted into 0.1455 common shares of Aralez Pharmaceuticals, Inc.  Immediately prior to the consummation of the Arrangement, the reporting person beneficially owned 73,250,656 common shares of the Issuer, comprised of 10,996,564 common shares and 62,254,093 common shares underlying convertible notes held by Deerfield Partners, L.P., Deerfield International Master Fund, L.P. and Deerfield Private Design Fund III, L.P., of which Deerfield Management Company, L.P. is the investment advisor.  The provisions of the convertible notes beneficially owned by the reporting person restrict the conversion of such securities to the extent that, upon such conversion, the number of shares then beneficially owned by the holder and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the Issuer then outstanding (the “Ownership Cap”).  The common shares beneficially owned by the reporting person represented 9.985% of the common shares of the Issuer outstanding immediately prior to the consummation of the Arrangement.

CUSIP No.	89609J106	13G	Page 4 of 13

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Mgmt III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0 (3)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0 (3)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (3)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00% (3)
12.	TYPE OF REPORTING PERSON* PN

_________________
(3)  Pursuant to an Arrangement detailed on Form 8-K of the Issuer filed on February 11, 2016, each common share of the Issuer was converted into 0.1455 common shares of Aralez Pharmaceuticals, Inc.  Immediately prior to the consummation of the Arrangement, the reporting person beneficially owned 36,625,326 common shares of the Issuer, comprised of 5,498,282 common shares and 31,127,045 common shares underlying convertible notes held by Deerfield Private Design Fund III, L.P., of which Deerfield Mgmt III, L.P. is the general partner.  The provisions of the convertible notes beneficially owned by the reporting person restrict the conversion of such securities to the extent that, upon such conversion, the number of shares then beneficially owned by the holder and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the Issuer then outstanding (the “Ownership Cap”).  The common shares beneficially owned by the reporting person represented 9.985% of the common shares of the Issuer outstanding immediately prior to the consummation of the Arrangement.

CUSIP No.	89609J106	13G	Page 5 of 13

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Private Design Fund III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0 (4)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0 (4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00%
12.	TYPE OF REPORTING PERSON* PN

(4) Pursuant to an Arrangement detailed on Form 8-K of the Issuer filed on February 11, 2016, each common share of the Issuer was converted into 0.1455 common shares of Aralez Pharmaceuticals, Inc.  Immediately prior to the consummation of the Arrangement, the reporting person beneficially owned 36,625,326 common shares of the Issuer, comprised of 5,498,282 common shares and 31,127,045 common shares underlying convertible notes.  The provisions of the convertible notes beneficially owned by the reporting person restrict the conversion of such securities to the extent that, upon such conversion, the number of shares then beneficially owned by the holder and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the Issuer then outstanding (the “Ownership Cap”).  The common shares beneficially owned by the reporting person represented 9.985% of the common shares of the Issuer outstanding immediately prior to the consummation of the Arrangement.

CUSIP No.	89609J106	13G	Page 6 of 13

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield International Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0 (5)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0 (5)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (5)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00%
12.	TYPE OF REPORTING PERSON* PN

(5) Pursuant to an Arrangement detailed on Form 8-K of the Issuer filed on February 11, 2016, each common share of the Issuer was converted into 0.1455 common shares of Aralez Pharmaceuticals, Inc.  Immediately prior to the consummation of the Arrangement, the reporting person beneficially owned 20,510,185 common shares of the Issuer, comprised of 3,079,038 common shares and 17,431,147 common shares underlying convertible notes.  The provisions of the convertible notes beneficially owned by the reporting person restrict the conversion of such securities to the extent that, upon such conversion, the number of shares then beneficially owned by the holder and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the Issuer then outstanding (the “Ownership Cap”).  The common shares beneficially owned by the reporting person represented 9.04% of the common shares of the Issuer outstanding immediately prior to the consummation of the Arrangement.

CUSIP No.	89609J106	13G	Page 7 of 13

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0 (6)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0 (6)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (6)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00%
12.	TYPE OF REPORTING PERSON* PN

(6) Pursuant to an Arrangement detailed on Form 8-K of the Issuer filed on February 11, 2016, each common share of the Issuer was converted into 0.1455 common shares of Aralez Pharmaceuticals, Inc.  Immediately prior to the consummation of the Arrangement, the reporting person beneficially owned 16,115,145 common shares of the Issuer, comprised of 2,419,244 common shares and 13,695,901 common shares underlying convertible notes.  The provisions of the convertible notes beneficially owned by the reporting person restrict the conversion of such securities to the extent that, upon such conversion, the number of shares then beneficially owned by the holder and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the Issuer then outstanding (the “Ownership Cap”).  The common shares beneficially owned by the reporting person represented 7.22% of the common shares of the Issuer outstanding immediately prior to the consummation of the Arrangement.

CUSIP No.	89609J106	13G	Page 8 of 13

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James E. Flynn
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0 (7)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0 (7)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (7)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00%
12.	TYPE OF REPORTING PERSON* IN

__________________
(7) Pursuant to an Arrangement detailed on Form 8-K of the Issuer filed on February 11, 2016, each common share of the Issuer was converted into 0.1455 common shares of Aralez Pharmaceuticals, Inc.  Immediately prior to the consummation of the Arrangement, the reporting person beneficially owned 73,250,656 common shares of the Issuer, comprised of 10,996,564 common shares and 62,254,093 common shares underlying convertible notes held by Deerfield Private Design Fund III, L.P., Deerfield Partners, L.P. and Deerfield International Master Fund, L.P.  The provisions of the convertible notes beneficially owned by the reporting person restrict the conversion of such securities to the extent that, upon such conversion, the number of shares then beneficially owned by the holder and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the Issuer then outstanding (the “Ownership Cap”).  The common shares beneficially owned by the reporting person represented 9.985% of the common shares of the Issuer outstanding immediately prior to the consummation of the Arrangement.

CUSIP No.	89609J106	13G	Page 9 of 13

Item 1(a).	Name of Issuer:

Tribute Pharmaceuticals Canada Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

151 Steeles Avenue East Milton, Ontario Canada L9T 1Y1

Item 2(a).	Name of Person Filing:

James E. Flynn, Deerfield Mgmt, L.P., Deerfield Mgmt III, L.P., Deerfield Management Company, L.P., Deerfield International Master Fund, L.P., Deerfield Partners, L.P. and Deerfield Private Design Fund III, L.P.

Item 2(b).	Address of Principal Business Office, or if None, Residence:

James E. Flynn, Deerfield Mgmt, L.P., Deerfield Mgmt III, L.P., Deerfield Management Company, L.P., Deerfield International Master Fund, L.P., Deerfield Partners, L.P. and Deerfield Private Design Fund III, L.P., 780 Third Avenue, 37th Floor, New York, NY 10017

Item 2(c).	Citizenship:

Deerfield Mgmt, L.P., Deerfield Mgmt III, L.P., Deerfield Management Company, L.P., Deerfield Private Design Fund III, L.P. and Deerfield Partners, L.P. - Delaware limited partnerships;

Deerfield International Master Fund, L.P. - British Virgin Islands limited partnerships;

James E. Flynn – United States citizen

Item 2(d).	Title of Class of Securities:

Common Shares

Item 2(e).	CUSIP Number:

89609J106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No.	89609J106	Page 10 of 13

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned**:

Deerfield Mgmt, L.P. -  0 shares
Deerfield Mgmt III, L.P. – 0 shares
Deerfield Management Company, L.P. -  0 shares
Deerfield Partners, L.P. -  0 shares
Deerfield International Master Fund, L.P. -  0 shares
Deerfield Private Design Fund III, L.P. – 0 shares
James E. Flynn –  0 shares

(b)	Percent of class**:

Deerfield Mgmt, L.P. - 0.00%
Deerfield Mgmt III, L.P. – 0.00%
Deerfield Management Company, L.P. – 0.00%
Deerfield Partners, L.P. – 0.00%
Deerfield International Master Fund, L.P. – 0.00%
Deerfield Private Design Fund III, L.P. – 0.00%
James E. Flynn – 0.00%

(c)	Number of shares as to which such person has**:

	(i)	Sole power to vote or to direct the vote:	All Reporting Persons - 0

	(ii)	Shared power to vote or to direct the vote:
Deerfield Mgmt, L.P. -  0 shares
Deerfield Mgmt III, L.P. – 0 shares
Deerfield Management Company, L.P. -  0 shares
Deerfield Partners, L.P. -  0 shares
Deerfield International Master Fund, L.P. -  0 shares
Deerfield Private Design Fund III, L.P. – 0 shares
James E. Flynn –  0 shares

CUSIP No.	89609J106	Page 11 of 13

(iii)	Sole power to dispose or to direct the disposition of:	All Reporting Persons - 0

(iv)	Shared power to dispose or to direct the disposition of:
Deerfield Mgmt, L.P. -  0 shares
Deerfield Mgmt III, L.P. – 0 shares
Deerfield Management Company, L.P. -  0 shares
Deerfield Partners, L.P. -  0 shares
Deerfield International Master Fund, L.P. -  0 shares
Deerfield Private Design Fund III, L.P. – 0 shares
James E. Flynn –  0 shares

**See footnotes on cover pages which are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

     If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

See Exhibit B

Item 9.	Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

CUSIP No.	89609J106	Page 12 of 13

Item 10.	Certifications.

         "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11."

CUSIP No.	89609J106	Page 13 of 13

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DEERFIELD MGMT, L.P.
By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
      Jonathan Isler, Attorney-In-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.
By: Flynn Management LLC, General Partner

By: /s/ Jonathan Isler
      Jonathan Isler, Attorney-In-Fact

DEERFIELD MGMT III, L.P.
By: J.E. Flynn Capital III, LLC, General Partner

By: /s/ Jonathan Isler
      Jonathan Isler, Attorney-In-Fact

DEERFIELD PRIVATE DESIGN FUND III, L.P.
By: Deerfield Mgmt III, L.P., General Partner
By: J.E. Flynn Capital III, LLC, General Partner

By: /s/ Jonathan Isler
      Jonathan Isler, Attorney-In-Fact

DEERFIELD INTERNATIONAL MASTER FUND, L.P.
By: Deerfield Mgmt, L.P., General Partner
By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
      Jonathan Isler, Attorney-In-Fact

DEERFIELD PARTNERS, L.P.
By: Deerfield Mgmt, L.P., General Partner
By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
      Jonathan Isler, Attorney-In-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-In-Fact

Date:  February 16, 2016

Exhibit List

Exhibit A.  Joint Filing Agreement.

Exhibit B.  Item 8 Statement.

Exhibit C.  Power of Attorney (1).

(1) Power of Attorney previously filed as Exhibit 24 to a Form 3 with regard to Editas Medicine, Inc. filed with the Securities and Exchange Commission on February 2, 2016 by Deerfield Mgmt, L.P., Deerfield Mgmt III, L.P., Deerfield Management Company, L.P., Deerfield Special Situations Fund, L.P., Deerfield Partners, L.P., Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield PDI Financing, L.P., Deerfield PDI Financing II, L.P., Deerfield Private Design Fund II, L.P., Deerfield Private Design International II, L.P., Deerfield International Master Fund, L.P., Deerfield Healthcare Innovations Fund, L.P., Deerfield Mgmt HIF, L.P., Breaking Stick Holdings, LLC, Deerfield Private Design Fund III, L.P. and James E. Flynn.

Exhibit A

Joint Filing Agreement

The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the Common Shares of Tribute Pharmaceuticals Canada Inc. shall be filed on behalf of the undersigned.

DEERFIELD MGMT, L.P.
By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
      Jonathan Isler, Attorney-In-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.
By: Flynn Management LLC, General Partner

By: /s/ Jonathan Isler
      Jonathan Isler, Attorney-In-Fact

DEERFIELD MGMT III, L.P.
By: J.E. Flynn Capital III, LLC, General Partner

By: /s/ Jonathan Isler
      Jonathan Isler, Attorney-In-Fact

DEERFIELD PRIVATE DESIGN FUND III, L.P.
By: Deerfield Mgmt III, L.P., General Partner
By: J.E. Flynn Capital III, LLC, General Partner

By: /s/ Jonathan Isler
      Jonathan Isler, Attorney-In-Fact

DEERFIELD INTERNATIONAL MASTER FUND, L.P.
By: Deerfield Mgmt, L.P., General Partner
By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
      Jonathan Isler, Attorney-In-Fact

DEERFIELD PARTNERS, L.P.
By: Deerfield Mgmt, L.P., General Partner
By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
      Jonathan Isler, Attorney-In-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-In-Fact

Exhibit B

Due to the relationships between them, the reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.